SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sequa Corporation

(Name of Issuer)

Class B Common Stock, no par value

(Title of Class of Securities)

81732 020

(CUSIP Number)

Joel I. Frank, Esq.

Hartman & Craven LLP

488 Madison Avenue

New York, NY  10022

(212) 753-7500

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

October 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ''240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SCHEDULE 13D

CUSIP No. 81732 020

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd

July 13, 2005

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                (a)__

                                                                        (b)__

SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES

SOLE VOTING POWER

		0
BENEFICIALLY OWNED BY EACH REPORTING	9)	SHARED VOTING POWER 83,234 SOLE DISPOSITIVE POWER 0
PERSON WITH	10)	SHARED DISPOSITIVE POWER 83,234

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

83,234

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    2.5%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                    OO

                                                                SCHEDULE 13D

CUSIP No. 81732 020

1)         NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd

July 13, 2005

2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                            (a)__

                                                                                    (b)__

3)         SEC USE ONLY

4)         SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)         CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES	7)

SOLE VOTING POWER

		0
BENEFICIALLY OWNED BY EACH REPORTING	8) 9)	SHARED VOTING POWER 38,154 SOLE DISPOSITIVE POWER 0
PERSON WITH	10)	SHARED DISPOSITIVE POWER 38,154

11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,154

12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    1.2%

14)       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                    OO

SCHEDULE 13D

CUSIP No. 81732 020

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gail Binderman

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a)__

(b)__

SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES

SOLE VOTING POWER

		0
BENEFICIALLY OWNED BY EACH REPORTING	9)	SHARED VOTING POWER 121,388 SOLE DISPOSITIVE POWER 0
PERSON WITH	10)	SHARED DISPOSITIVE POWER 121,388

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

121,388

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        3.7%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN

SCHEDULE 13D

CUSIP No. 81732 020

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Mark Alexander

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                (a)___

                                                                                    (b)___

SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES

SOLE VOTING POWER

		0
BENEFICIALLY OWNED BY EACH REPORTING		SHARED VOTING POWER 121,388 SOLE DISPOSITIVE POWER 0
PERSON WITH	1	SHARED DISPOSITIVE POWER 121,388

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

121,388

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        3.7%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN

SCHEDULE 13D

CUSIP No. 81732 020

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Sharon Zoffness

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                (a)___

                                                                                    (b)___

SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES

SOLE VOTING POWER

0
BENEFICIALLY OWNED BY EACH REPORTING	SHARED VOTING POWER 121,388 SOLE DISPOSITIVE POWER 0
PERSON WITH	SHARED DISPOSITIVE POWER 121,388

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

121,388

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        3.7%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                IN

The Trustees (as defined in the Schedule (as defined below)) hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission on May 8, 2006 (the “Schedule”) as follows:

This Schedule relates to the Class B common stock, no par value (AClass B Stock@), of Sequa Corporation, a Delaware corporation (the AIssuer@).

AItem 5.  Interest in Securities of the Issuer.

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a)   Each of the July 2005 Trust and Trustees beneficially owns (as defined by Rule 13d-3 under the Act) 83,234 shares, or 2.5% of the shares, of Class B Stock outstanding as of July 31, 2006.  Each of the Second July 2005 Trust and Trustees beneficially owns (as defined by Rule 13d-3 under the Act) 38,154 shares, or 1.2% of the shares, of Class B Stock outstanding as of July 31, 2006.  Aggregating the holdings of the July 2005 Trust and the Second July 2005 Trust, each of the Trustees beneficially owns (as defined by Rule 13d-3 under the Act) 121,388 shares, or 3.7% of the shares, of Class B Stock outstanding as of July 31, 2006.”

Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(b)  Each of the July 2005 Trust and the Trustees has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 83,234 shares of Class B Stock.  Each of the Second July 2005 Trust and the Trustees has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 38,154 shares of Class B Stock.  Aggregating the holdings of the July 2005 Trust and the Second July 2005 Trust, each of the Trustees has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 121,388 shares of Class B Stock.”

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“Other than the distribution of (i) 42,258 shares of Class B Stock to Norman E. Alexander on October 13, 2006 pursuant to the Indenture establishing the July 2005 Trust and (ii) 19,548 shares of Class B Stock to Norman E. Alexander on October 13, 2006 pursuant to the Indenture establishing the Second July 2005 Trust, there were no transactions in the Class B Stock effected by the (i) July 2005 Trust or the Trustees or (ii) Second July 2005 Trust or the Trustees during the past sixty days.  See Item 6.”

Item 5 of the Schedule is hereby amended by adding the following text as Item (5)(e) thereof:

“(e) On October 13, 2006, each of the (i) Trustees of the July 2005 Trust and (ii) the Trustees of the Second July 2005 Trust ceased to be the beneficial owner of more than five percent of the Class B Stock.”

AItem 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended by inserting the following text as the last paragraph thereof:

“On October 13, 2006, (i) 42,258 shares of Class B Stock were distributed to Norman E. Alexander pursuant to the terms of the July 2005 Trust and (ii)19,548 shares of Class B Stock were distributed to Norman E. Alexander pursuant to the terms of the Second July 2005 Trust.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2006

                                                Gail Binderman, Mark Alexander and Sharon

                                                Zoffness as Trustees u/i dtd July 13, 2005

                                                By:       /s/ Gail Binderman

                                                            -------------------------

                                                            Gail Binderman

                                                            Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2006

                                                Gail Binderman, Mark Alexander and Sharon

                                                Zoffness as Trustees u/i dtd July 13, 2005

                                                By:       /s/ Gail Binderman

                                                            -------------------------

                                                            Gail Binderman

                                                            Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2006

                                                            /s/ Gail Binderman

                                                            -------------------------

                                                            Gail Binderman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2006

                                                            /s/ Mark Alexander

                                                            -------------------------

                                                            Mark Alexander

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2006

                                                            /s/ Sharon Zoffness

                                                            -------------------------

                                                            Sharon Zoffness